Exhibit 99.1
Shinhan Financial Group published a ‘2022 ESG Highlight’

On February 07, 2023, Shinhan Financial Group published a ‘2022 ESG Highlight’ (“the Report”).

The report is available at our website (http://esg.shinhangroup.com).

The English report will be available on the company’s website on or before February 16, 2023.

The financial information included in the Report follows the Korean International Financial Reporting Standards (K-IFRS), which uses the unit of the Korean won (KRW).

Shinhan Financial Group will submit a full version of ‘Shinhan Financial Group ESG Report 2022’ to Korea Exchange by the first half of 2023.